UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 4173
Ness Ziona 7414003, Israel
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Evogene Ltd. (the “Registrant” or the “Company”) hereby announces that the shareholders of the Company approved all the Proposals brought before the annual general meeting of shareholders held on August 10, 2021 (following a one-week adjournment from the original meeting date) (the “Meeting”), by the respective requisite majority in accordance with the Israeli Companies Law, 5759-1999, and the Company’s articles of association, as described in the Proxy Statement which was attached as Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission (“SEC”), on June 23, 2021 (the “Proxy Statement”), and sent in connection with the Meeting.

8,470,114 ordinary shares, representing approximately 20.85% of the issued and outstanding ordinary shares as of the record date, were present or represented by proxy at the Meeting.

The contents of this Report of Foreign Private Issuer on Form 6-K is incorporated by reference in the registration statements on Form F-3 (SEC File No. 333-253300), and Form S-8 (SEC File Nos. 333-193788, 333-201443 and 333-203856) of the Company, and will be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2021	EVOGENE LTD. (Registrant) By: /s/ Dorit Kreiner —————————————— Dorit Kreiner Chief Financial Officer